               TSX.V - LGR

March 15, 2005

Mr. Young Choi

United States Securities & Exchange Commission

450 5th Street NW

Washington DC 20549

Fax: 1 (202) 942-9528

LOGAN RESOURCES LTD.- 20 F FILING APRIL 2004: ACKNOWLEDGEMENT OF COMMENTS FOR REFERENCE IN FUTURE 20F FILINGS

Dear Young Choi

In response to your call on March 14, 2005, regarding the 20F filing for Logan Resources Ltd. (the Company) made in April 2004, we acknowledge the following comments for reference in future filings:

1.    We will include in future 20F filings, a revised Auditor’s Report stating the audit is conducted in accordance with generally accepted auditing standards used in Canada and standards of the Public Company Accounting Oversight Board in the United States.

2.    We will remove from future filings reference to internal control over financial reporting (as defined in Exchange Act Rules 13 (a)-15 (f) and 15 (d)-15 (f)), in the CEO and CFO Certifications until required by Exchange Act Rules.

Logan Resources Ltd. will make the appropriate changes to future filings. It is our understanding the Company is not required to restate the 20F filing of April 2004.

I trust you will find the above in order, but should you have any questions of comments, please do not hesitate to call.

Yours truly

LOGAN RESOURCES LTD.

Per: “Judith T. Mazvihwa”

Judith T. Mazvihwa

(604) 689-0299

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3

Telephone: (604) 689-0299   Facsimile: (604) 689-0288   Toll Free in U.S.A.: 1 (800) 665-3772

Email: info@krl.net